June 20, 2019

Rafael R. Lizardi
Chief Financial Officer
Texas Instruments Incorporated
12500 TI Boulevard
Dallas, TX 75243

       Re: Texas Instruments Incorporated
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 22, 2019
           File No. 001-03761

Dear Mr. Lizardi:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery